Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On September 30, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

This filing contains the text of a Lyondell newsletter sent to all employees of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) on October 6, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Special Spotlight On the Proposed Lyondell-Millennium Transaction

Q:	When is the proposed business combination of Lyondell and Millennium expected to close?

A:	Lyondell and Millennium have set the dates for their respective special shareholder meetings to consider our proposed transaction for Tuesday, November 30, and assuming shareholder approval, the transaction is now expected to close December 1. The U.S. Securities and Exchange Commission (SEC) has declared our joint proxy statement “effective,” and the companies are now preparing to mail the joint proxy statement to their respective shareholders.

Q:	Why is the closing date still so far away?

A:	The New York Stock Exchange requires that we give them 10 days’ advance notice of the record date (October 14) once the joint proxy statement is declared effective. We did that on Monday. Now we have to wait until the record date has passed; once that happens, the companies must print and mail the joint proxy statement to Lyondell and Millennium shareholders and provide adequate time for shareholder consideration of the proposal.

Q:	Will anything special happen on the day of closing?

A:	On or shortly after December 1, employees throughout the enterprise – at all Lyondell, Equistar and Millennium locations globally – will be invited to participate in local celebration events with the theme, “Joining Together, Growing Together.” You’ll be receiving more information about these events closer to the date.

Q:	After closing, will everything be just “Lyondell”? What name will we all use?

A:	The name of the company will be “Lyondell Chemical Company” and across the global enterprise, the Lyondell logo will become the identifying symbol for the company. Over time, all business cards, uniform patches and plant signage will carry only the Lyondell logo. However, we absolutely do not want to spend money on replacing signs and printing a large number of cards right now – we have other, much higher priorities for our cash, such as debt reduction. Over time, in the normal course of business, the new corporate identity will be applied as items are replaced or reprinted.

Q:	What will become of the Equistar and Millennium names?

A:	Because of the legal requirements associated with public debt held by the subsidiary companies, they will continue to exist as legal entities. Publicly, the names will be used primarily in association with products. For example, sales literature will refer to “Millennium’s TiO2” or “Equistar’s propylene,” and customers still will receive separate invoices for the products they buy from each entity. But it will be clear in all of our publications and documents that post-close, Equistar and Millennium are among “The Lyondell Companies” and most communications will take place under the Lyondell logo.

Q:	After the close, how will we answer the phone at all of our sites?

A:	Within a short time, we should all answer “Lyondell Chemical Company,” “Lyondell Chemical” or simply “Lyondell.” For the first few months, however, it may be helpful to say something such as “Equistar, a Lyondell Company,” or “Millennium Chemicals, a Lyondell Company” to help introduce callers to our new identity.

Q:	If a caller says, “Oh, but I was calling Millennium or Equistar,” what do I say?

A:	You have the right number. Equistar (or Millennium) is now part of the Lyondell Chemical Company.

Q:	What will I say when asked “Who do you work for?”

A:	We all are part of the Lyondell enterprise. Our paychecks may say something different on them because Equistar and Millennium will continue to exist as separate legal entities, but the public face of the company and all of its component parts is Lyondell. We may make or sell Equistar or Millennium products, or be employed by one of those legal entities, but it is all done under the Lyondell umbrella, and that’s the way we want to represent ourselves to the world.

Q:	How can I get more information about changes that may occur after the close of the transaction?

A:	First, make sure you talk with your supervisor. In addition, there will be lots of information and resources made available closer to the closing date and in the weeks that follow. We’ll use email, ION, Inside Lyondell, employee meetings and other, regular communications mechanisms to help keep you informed.

Q:	What if I have questions or suggestions related to the transaction and integration activities?

A:	We have established a number of mechanisms to facilitate communication throughout the enterprise including a special email box for integration-related questions and a link on the ION homepage.

You may submit a question directly by email at questions@lyondell.com. Or, on the IONhomepage, you will find a special “postage stamp” link that will take you to a confidential questions and comments form. We also have a telephone hotline for all employees where you can share your questions, concerns and ideas about the integration process by calling 713-309-4774 and leaving a phone message. (We cannot reply to individual employees but will address questions of general interest through regular mechanisms such as Compass and ION. If you have a question specific to your job or function, please continue to talk with your supervisor.)

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

In addition, on September 30, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.